

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 9, 2010

CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re: Dehaier Medical Systems Limited
Amendment No. 3 to Registration Statement on Form S-1
Filed February 4, 2010
File No. 333-163041

Ladies and Gentlemen:

We have reviewed your filing and your response dated February 4, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are unable to reconcile your response to prior comment 1 with your disclosure in the registration statement. In this regard, we note:

- your statement that the website at http://www.dehaier.com.cn/dhrweb/abouten.aspx (referred to as the "website") has been corrected to refer to the business development of Dehaier. We are unable to locate these revisions as it appears that the website is currently non-functional. Please advise.

- that the website stated that Beijing Dehaier Medical Technology Co., Ltd. was established in 1991. However, on page 5 of the prospectus you state that your operating subsidiary, which appears to bear the same name, was established on September 24, 2003. Please reconcile.

- your statement that the developmental history presented on the website "related to Mr. Chen's endeavors prior to forming Dehaier." However, the developmental history that appeared on the website covered the period from 1991 to 2005. This period extends beyond the formation of BTL (in 2001), BDL (in 2003) and Dehaier (in 2003). Please explain the periods of overlap and revise to reconcile, as appropriate.

- that the website stated that in 2003 the company was "[i]ntroduced in venture investment and became a high-tech joint venture enterprise." This would appear to coincide with the formation of Dehaier in 2003. Please more clearly explain the relationship between the company established in 1991 and Dehaier (and its affiliates, including BTL and BDL). In your response, please tell us whether the company established in 1991 was involved in the formation of Dehaier (or its affiliates, including BTL and BDL).

Please provide a separate and detailed response to each of the bullets set forth above.

2.   We note your response to prior comment 2; however, we are unable to locate your recent developments section. An appropriate recent developments section should discuss your operations and any relevant trends that you have identified since the date of the most recent financial statements included in your registration statement. It is not sufficient to merely state that you have continued to operate your business.

Assembly, page 3

3.   We note your revisions in response to our prior comment 7. You state that in some cases, you assemble components that must be incorporated into final products by other companies. Please clarify whether those final products are considered your branded products or your distributed products. In addition, disclose whether any of these products are distributed by other companies. As appropriate, revise the first paragraph under Our Company on page 1 and the disclosure in your Description of Business section to describe this aspect of your business.

Our Structure, page 7

4.   We note your response to prior comment 8 and re-issue in part. Please revise
        your disclosure under the heading "Related Party Transactions" to provide the
        information required by Item 404 with respect to any agreements or arrangements
        between BTL, BDL and Dehaier, including working capital loans. For example,
        and without limitation, please revise to describe whether interest will be paid by
        BTL, the repayment schedule for the loans, and whether BTL will continue to
        make repayments if BDL defaults on its bank loans. In addition, please revise to
        identify the building owned by BTL which is pledged as collateral and the
        specific bank loans for which the building is pledged as collateral. Alternatively,
        please tell us why you believe that revisions are unnecessary.

5.   We reference prior comment 9. We see that you continue to state that BTL's
        sales are included in Dehaier's total sales when it appears that the service income
        is not included within total sales but rather within other operating income. Please
        clarify.

Make-Good Escrow, page 9

6.   We note your response to our prior comment 11; however, please revise to clarify
        when the shares will be placed into escrow. Additionally, we note your revised
        disclosure that your agreement with your placement agent to value the company
        based on a multiple of 6.6 times your after-tax earnings for the year ended
        December 31, 2010 is subject to the terms of the Make-Good Escrow agreement.
        Please revise to clarify how the valuation set forth in the placement agent
        agreement is subject to the terms of the Make-Good Escrow agreement.

7.   Please tell us whether the earnings per share figure set forth in the second
        paragraph of this section is an earnings projection or merely the threshold to be
        achieved in order to fully release the Make-Good shares.

Risk Factors, page 12
We sell our products primarily to distributors…, page 13

8.   We note your response to our prior comment 6 and reissue in part. Please revise
        to clarify whether products are purchased by distributors on consignment and
        returned if not sold or if distributors purchase all products ordered regardless of
        whether the products are ultimately sold. In addition, please revise to clarify the
        meaning of the term "underperforming." For example, it appears that your form
        of distribution agreement contains a provision setting forth an annual sales target.
        Is performance (or underperformance) judged solely by reference to that objective
        measure? Alternatively, please disclose the types of underperformance for which
        the company may terminate the contract.

BDL is also required to allocate a portion…, page 24

9. We note your response to prior comment 13. Please disclose the amount of the fine, if material.

10. Please create a separate risk factor for the last paragraph of this risk factor or revise the heading of this risk factor to reflect the risks you discuss in the last paragraph.

If our financial condition deteriorates…, page 27

11. We note your response to our prior comment 14. However, we cannot concur with your response and reissue our prior comment. The heading of this risk factor implies that you would fail to meet initial listing standards on the NASDAQ Capital Market only if your financial condition deteriorates. Revise the risk factor heading to convey the substance of your response to prior comment 14.

12. In the final paragraph of your response to prior comment 14, you state that you will *not request effectiveness* of the registration statement until you have been notified that your application has been accepted for listing. However, you state in the registration statement that you will *not close the offering* until you have been notified that your application has been accepted for listing. Please reconcile.

Principal Suppliers – Our Branded Products, page 63

13. We note your response to our prior comment 16. However, your relationship with Friend of Health remains unclear. For example, please revise to clarify if Friend of Health acts as an assembler and/or distributor of your products in addition to a supplier. Please also revise to describe whether other suppliers of components also assemble and/or distribute your products. Additionally, please tell us whether, and if so, how, your current relationship with Friend of Health differs from the "close relationship" with Friend of Health described in your response to prior comment 1.

Concentration of Receivables, page 68

14. We note your response to our prior comment 19. However, it does not appear that you have revised the registration statement in response to our comment. Please revise your disclosure to clarify whether this section discusses the same four customers for each period presented, to clarify the percentage of receivables that are attributable to each specific customer at each period, and to clarify whether Poverty Aid Office is one of the four customers referenced in this section. In addition, disclose whether the loss of any of the customers referenced in this section would materially affect your business. Note that materiality is not determined solely with reference to revenues and without regard for other facts

and circumstances. To the extent that the loss of these customers would materially impact your business, disclose the identity of the customers.

Competition – Generally, page 68

15.   We note your response to our prior comment 20. However, the phrase "[f]or domestic sales, our competitors include…" still appears in the disclosure. Please revise to remove all statements which imply that you have already expanded into international markets.

Tax Matters Applicable to U.S. Holders…, page 94

16.   We note your response to prior comment 22; however, we are unable to agree with your analysis. Where tax consequences are material to investors, you must file either a short-form opinion or a long-form opinion. If you file a short-form opinion, it must be valid as of the date of effectiveness and expressly state that the applicable discussion in the prospectus is counsel's opinion. Also note that to the extent the discussion in the prospectus is intended to be your opinion, you should remove the reference to a "brief" discussion as the term may improperly suggest that you are not opining on all material tax consequences.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Consolidation, page F-7

17.   We note your response to prior comment 25; however it remains unclear how these entities are under common control since your response states that the common shareholders are not immediate shareholders and there is no contemporaneous written evidence of an agreement to vote a majority of the shares in concert. We refer you to paragraph 3 of EITF 02-5.

18.   As a related matter, if Dehaier, BDL and BTL are not under common control, please provide us with your analysis under FASB ASC 810 as to why BDL is the primary beneficiary and should consolidated BTL. In addition, if there is no common control, tell us how this affects the values you used to initially consolidate BTL within BDL. We refer you to FASB ASC 810-10-30-1.

Exhibits

19.   We note your response to our prior comment 27. However, if the company is a party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if written, the company should provide a written description of the contract. See Compliance and Disclosure Interpretation 146.04 of Regulation S-K.

Exhibit 5.1

20.   We note that your assumptions are overbroad. For instance, refer to the second
        sentence of the second paragraph of the opinion. You may not assume the
        accuracy of statements, covenants and representations and warranties that are
        readily ascertainable. When providing a revised opinion to remove inappropriate
        assumptions, your counsel should evaluate whether the assumed facts are relevant to
        the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if so,
        whether those facts can be established by certificates from the registrant's officers or
        otherwise. Make similar revisions to Exhibit 5.2 to remove overbroad assumptions,
        including those related to company meetings and resolutions and the absence of
        prohibitions. Note that the examples cited are not intended as an exhaustive list.

21.   It is inappropriate for the counsel to assume that the placement agreement
        pursuant to which the placement agent warrants will be sold has been duly
        executed by, and is valid and binding upon, the company. Please revise.

22.   We note the limitation contained in the final sentence of the third paragraph of the
        opinion. It is not clear why the assumption that there is nothing under any other
        law that would affect or vary the opinion is necessary, given the explicit statement
        that the opinion speaks only as to Virginia law. As written, the assumption
        contained in the opinion could apply broadly to exclude Virginia conflict laws.
        Please remove the assumption, or file an opinion from appropriate counsel that
        addresses the legal questions carved out by the assumption.

23.   Refer to the second-to-last paragraph of the opinion. We note that the placement
        agent warrants have not been issued. Please revise to clarify that when the
        warrants are issued they "will be" legal and binding obligations of the company.

Exhibit 5.2

24.   Refer to the final sentence of the third paragraph of the opinion. Please remove
        the date restriction or confirm that you will re-file the opinion on the date of
        effectiveness.

25.   Refer to the third-to-last paragraph of the opinion. This paragraph does not
        appear to be necessary given the language in the last sentence of the third
        paragraph of the opinion. Please delete the paragraph or tell us why you believe
        revisions are unnecessary.

26.   Refer to the second-to-last paragraph of the opinion. It is not clear why this
        paragraph is necessary to the opinion. Please delete this paragraph or tell us why
        you believe that revisions are unnecessary.

                                *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

CT Corporation System
As agent for Dehaier Medical Systems Limited
February 9, 2010
Page 8

You may contact Kristin Lochhead at (202) 551-3664 or Brain Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (by facsimile): Anthony Basch, Esq.